SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   x   Form 40 F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   No   x

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002.

Alcon, Inc. issued the following News Release on January 23, 2003.

For Immediate Release

Alcon Develops New, Once-Daily Formulation of
PATANOL® ophthalmic solution for the Treatment of Ocular Allergies

FORT WORTH, Texas, Jan. 23 - Alcon, Inc. (NYSE: ACL) will present the results from two clinical trials involving a new, investigational once-daily formulation of the company's flagship brand **PATANOL®** at the annual meeting of the Western Society of Allergy, Asthma & Immunology (WSAAI) in Hawaii this week.

The first study investigated the product's safety and efficacy up to 24 hours after dosing, while the second evaluated the safety of the drug. This new formulation of **PATANOL** solution is intended for the once-daily treatment of ocular allergy.

In the first clinical trial, adult subjects were given the study medication once and then exposed, after a specified interval, to an allergen that previously caused the patients to have intense ocular allergic reactions. The study showed that up to 24 hours after treatment, subjects experienced a significant reduction in ocular itching and redness when compared to the placebo group.

The second clinical trial evaluated the drug's safety profile in patients aged 3 years and older who showed no signs or symptoms of allergic conjunctivitis. The subjects were given a once-daily treatment for six weeks. The study demonstrated that the new once a day formulation of **PATANOL** solution was safe and well tolerated in children, adolescents, adults and elderly participants. In addition, the adverse events reported by those who wore contact lenses throughout the study were similar in type to those experienced by those subjects who did not wear contacts.

Because it only needs to be instilled topically to the eye once a day, the drug does not interfere with patients' normal daily activities, which should enhance patient compliance. This benefit is especially true for young children and adults with highly active lifestyles. Alcon anticipates approval of its NDA later this year.

PATANOL solution was the first ocular allergy product to combine antihistamine and mast cell stabilizing action. In the United States, it is now the most frequently prescribed topical treatment of allergic conjunctivitis, an allergen-induced, inflammatory response characterized by intense itching, redness and tearing.

Alcon introduced the currently marketed twice-daily formulation of **PATANOL** solution in 1997 and currently markets the drug in over 30 countries, including the US and Canada. **PATANOL** solution has been approved by the European Union under the trademark **OPATANOL®** eye drops and will launch there this spring. Due to its effectiveness, comfort, and favorable safety profile, **PATANOL** solution has been well accepted by both patients and physicians and has become a category-leader in most markets where it has been introduced.

Alcon is the world's leading eye care company and has been dedicated to the ophthalmic industry for more than 50 years. Alcon develops, manufactures, and markets pharmaceuticals, surgical equipment and devices, contact lens solutions, and other vision care products that treat diseases, disorders, and other conditions of the eye.

PATANOL and **OPATANOL** ophthalmic solutions are registered trademarks of Alcon, Inc. in the US and throughout the world.

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Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. The company's actual future results could differ materially from the forward-looking statements discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that a once-daily version of PATANOLl may not be approved by the FDA, or approval may be delayed, other competitive products may be more readily accepted by physicians and consumers, as well as all other risk factors referenced in the company's public reports filed with the Securities and Exchange Commission, including "Risk Factors" specifically mentioned in the company's Form F-1, dated March 20, 2001. The company undertakes no obligation to update or revise these forward-looking statements.

For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News Media and other inquiries:
Suzie DeMent (Public Relations)
817-551-4950
suzie.dement@alconlabs.com
www.alconinc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   January 24 , 2003   By   /s/ Guido Koller
                                       Name: Guido Koller
                                       Title: Senior Vice-president

Date   January 24 , 2003   By   /s/ Stefan Basler
                                       Name: Stefan Basler
                                       Title: Attorney-in-Fact